FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: August 6, 2004	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CRYPTOLOGIC REPORTS STRONG SECOND QUARTER PERFORMANCE

August 6, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today its financial results for the second quarter and six months ended June 30, 2004. Strong quarterly results reflected solid revenue growth from existing licensees, continued geographic diversification and the increasing returns from online poker – one of the fastest-growing segments in the history of Internet gaming.

“It’s been another blue chip quarter for CryptoLogic, reflecting our focused strategy and the ongoing investment in our company,” said Lewis Rose, CryptoLogic’s President and CEO. “We are seeing clear benefits from diversifying CryptoLogic’s business in key markets and fast-growing product segments. In fact, our licensees’ central poker room is now ranked among the top 5 on the Internet. Our financial strength gives us the means to invest strategically for our future to enhance CryptoLogic’s leadership in a competitive environment, increase our share in major growth areas, and drive long term, positive returns.”

Financial Highlights (in millions of US dollars, except per share data)	Three months ended June 30,		Six months ended June 30,
	2004	2003(1)	2004	2003(1)

Revenue	$ 14.9	$ 10.8	$ 30.1	$ 19.7
Earnings	$ 3.2	$ 2.5	$ 7.0	$ 4.3
Earnings per diluted share	$ 0.23	$ 0.20	$ 0.52	$ 0.35

(1)     Reflects the expensing of stock options effective January 1, 2003.

Fiscal 2004 second quarter highlights included:

•	Quarterly revenue grew 38% to $14.9 million with earnings rising 29% to $3.2 million or $0.23 per diluted share over the same period in 2003. This was ahead of analysts’ average consensus of $0.20 per diluted share;

•	Increasing growth in online poker fees, which now account for 15% of total year-to-date revenue, up from 12% in the previous quarter. A growing number of poker licensees, and investment in the product offering and system scalability contributed to this strong performance. The company’s licensees’ central poker room has now risen to number four among the top poker sites on the Internet.

•	The successful launch of Betfairpoker.com, the new poker site for Betfair – the world’s largest betting exchange and the company’s most recent UK customer. This new poker room site both strengthens CryptoLogic’s position in the online poker arena and reinforces the company’s reputation for earning the confidence of the world’s top gaming brands; and

•	International diversification remained on target for the first half of 2004, with approximately 60% of licensees’ revenue coming from overseas markets, up from over 55% and 40% in fiscal 2003 and 2002 respectively.

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

Strong Second Quarter Performance (All financial figures are expressed in US dollars)
CryptoLogic’s solid revenue and earnings performance continued in the second quarter ended June 30, 2004. Revenue rose 38% to $14.9 million (Q2 2003: $10.8 million). EBITDA(2) for the quarter grew to $4.4 million (Q2 2003: $2.9 million). This resulted in EBITDA(2) margin for the quarter of 30% as a percentage of revenue, up from 27% last year. Earnings for the quarter rose 29% to $3.2 million or $0.23 per diluted share (Q2 2003: $2.5 million or $0.20 per diluted share).

Solid growth from new and existing licensees and increasing fees from online poker contributed to positive second quarter performance over a year ago.

Revenue for the first six months of 2004 increased 53% to $30.1 million (Q2 2003 YTD: $19.7 million). EBITDA(2) for the first six months in 2004 increased by 82% to $9.0 million (Q2 2003 YTD: $5.0 million). Despite increased costs associated with investing in the company to drive revenue growth, EBITDA(2) margin increased to 30%, compared with 25% in the same six-month period of 2003. Earnings for the first half of 2004 improved by 65% to $7.0 million or $0.52 per diluted share (Q2 2003 YTD: $4.3 million or $0.35 per diluted share).

Financial Strength
CryptoLogic’s positive cash generation continued to add to a strong balance sheet. At June 30, 2004, the company had no debt, and total cash grew to $77.2 million or $5.71 per diluted share (comprising cash and cash equivalents, short term investments, and including security deposits of $7.0 million). CryptoLogic’s working capital rose to $54.8 million or $4.06 per diluted share.

On August 4, 2004, CryptoLogic’s Board declared its quarterly dividend of $0.03 per share, payable on September 15, 2004 to shareholders of record as at September 8, 2004.

Operating cash flow for the second quarter of 2004 was $2.6 million, compared with $13.5 million in 2003. Last year’s operating cash flow was exceptionally high due to more favourable security deposit arrangements beginning in 2003 and the timing of accounts payable.

Global Diversification
CryptoLogic’s global diversification strategy continued to result in a favourable geographic mix. Revenue generated from licensees’ international players remained on target and approximated 60% of revenue for the first half of 2004, compared with over 55% and 40% in fiscal 2003 and 2002 respectively. The company’s efforts to target the UK and Continental Europe have been successful, as those markets continued strong representation at approximately 30% and 20% respectively of overall revenue.

The May launch of Betfair, a major UK customer and the largest betting exchange in the world, will add to CryptoLogic’s international reach and expansion in online poker. The early performance of Betfair’s new poker site is highly promising and reflects the excellent synergies between online poker and Betfair’s player base.

Product Growth
CryptoLogic continued to advance its position in the burgeoning online poker market, and now powers the fourth highest revenue generating poker room on the Internet according to PokerPulse, an independent industry research website. Fees from the company’s poker offering have doubled compared with the same six-month period in 2003, and have increased by 35% since Q1 2004. Today, online poker has risen to 15% of overall year-to-date revenue. There are now eight poker licensees contributing favourably to CryptoLogic’s financial results through the company’s WagerLogic subsidiary. CryptoLogic is also realizing early returns from its investment in a new poker release, which introduced multi-table tournaments as well as enhanced scalability to support thousands of simultaneous players – around the clock and from all over the world.

During the quarter, CryptoLogic continued to invest in and expand its core casino product suite with more popular slot games. The company released 11 exciting new video slots – all offering animated bonus rounds that provide more chances to win cash, prizes and free spins.

Management Team
In the quarter, Jenifer Cua was promoted to Interim Chief Financial Officer and Treasurer. Cua has been a senior member of the company’s financial team for six years, and has played a key role in CryptoLogic’s strong financial results. A search is underway for a permanent CFO to contribute to the company’s continued success.

Outlook
CryptoLogic’s disciplined execution of its strategy and investment in its business continued to translate into profitable and cash generative results for the first half of 2004. The third quarter is seasonally the slowest period of the year as Internet usage softens during the summer. Although this period is expected to benefit from continued momentum in poker, expenditures resulting from investments in strategic initiatives will increase and are expected to affect margins in subsequent quarters this year. Accordingly, Management forecasts third quarter revenue to range from $14.0-$14.3 million, with earnings of $1.9-$2.1 million or $0.14-$0.15 per diluted share.

While growth prospects for online gaming are significant, Management remains cautious due to ongoing US regulatory issues, competition and higher expenditures, particularly in the second half of the year. Increased investments in the company’s poker product, system scalability, core gaming software, infrastructure and back-office systems remain important priorities. Management is confident that this strategy will strengthen the company’s competitive position in both the short and long term, particularly in major growth areas such as poker, and drive revenue generation and sustainable returns for its shareholders.

2004 Second Quarter Analyst Call
A conference call is scheduled for 8:30 a.m. (EST) (1:30 p.m. GMT) on Friday, August 6, 2004. Interested parties should call either 416-695-5259, 1-877-888-3490 (North America) or international toll free number at (Country Code) 800-4222-8835. Instant replay will be available until August 13, 2004 by calling 416-695-5275 or 1-866-518-1010.

About CryptoLogic (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the largest public online gaming software company serving the global Internet gaming market. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications Lewis Rose, President & CEO
Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

(2)

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful supplemental measure of performance. However, EBITDA is not a recognized earnings measure under generally accepted accounting principles (GAAP) and does not have a standardized meaning. Therefore, EBITDA may not be comparable to similar measures presented by other companies.

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars)

	As at June 30, 2004 (unaudited)	As at December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	$ 22,869	$44,010
Security deposits	7,000	6,550
Short term investments	47,305	16,747
Accounts receivable and other	3,751	2,389
Prepaid expenses	1,716	1,163

	82,641	70,859

User funds on deposit	10,558	9,394
Capital assets	6,449	3,915
Intangible assets	147	122
Goodwill	1,776	1,776

	$101,571	$86,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 25,043	$25,063
Income taxes payable	2,753	1,063

	27,796	26,126

User funds held on deposit	10,558	9,394

	38,354	35,520

Shareholders' equity:
Capital stock	17,711	11,350
Stock options	506	438
Retained earnings	45,000	38,758

	63,217	50,546

	$101,571	$86,066

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30
	2004	2003	2004	2003

Retained earnings, beginning of period	$ 42,195	$32,149	$ 38,758	$30,376
Earnings	3,197	2,479	7,018	4,252
Dividends paid	(392)	--	(776)	--

Retained earnings, end of period	$ 45,000	$34,628	$ 45,000	$34,628

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of US dollars, except per share information)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30
	2004	2003	2004	2003

Revenue	$14,925	$10,826	$30,149	$19,727

Expenses
Operating costs	9,230	6,446	18,244	12,088
General and administrative	1,185	1,371	2,691	2,491
Finance	92	78	184	185
Amortization	443	371	867	617

	10,950	8,266	21,986	15,381

Income from operations	3,975	2,560	8,163	4,346
Interest income	262	174	506	335

Earnings before income taxes	4,237	2,734	8,669	4,681
Income taxes	1,040	255	1,651	429

Earnings	$ 3,197	$ 2,479	$ 7,018	$ 4,252

Earnings per share
Basic	$ 0.25	$ 0.20	$ 0.55	$ 0.35
Diluted	$ 0.23	$ 0.20	$ 0.52	$ 0.35

Weighted average number of shares (`000s)
Basic	12,979	12,237	12,810	12,222
Diluted	13,734	12,395	13,515	12,312

CRYPTOLOGIC INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30
	2004	2003	2004	2003

Cash provided by (used in):

Operating activities:
Earnings	$ 3,197	$ 2,479	$ 7,018	$ 4,252
Adjustments to reconcile earnings to
cash provided by (used in) operating activities:
Amortization	443	371	867	617
Gain on sale of investment	--	--	--	(31)
Stock options	274	104	537	162
Changes in operating assets and liabilities:
Security deposits	--	6,290	(450)	8,690
Accounts receivable and other	(1,544)	(686)	(1,362)	186
Prepaid expenses	(756)	(123)	(553)	(41)
Income taxes payable	786	379	1,690	479
Accounts payable and accrued liabilities	225	4,654	(20)	6,736

	2,625	13,468	7,727	21,050

Financing activities:
Issue of capital stock	1,482	217	5,892	217
Dividends paid	(392)	--	(776)	--

	1,090	217	5,116	217

Investing activities:
Purchase of capital assets, net of disposal	(2,573)	(1,851)	(3,337)	(1,925)
Purchase of intangible assets	--	--	(89)	--
Short term investments	(7,571)	--	(30,558)	10,857
Sale of investment	--	--	--	711

	(10,144)	(1,851)	(33,984)	9,643

Increase (decrease) in cash and cash equivalents	(6,429)	11,834	(21,141)	30,910
Cash and cash equivalents, beginning of period	29,298	32,736	44,010	13,660

Cash and cash equivalents, end of period	$ 22,869	$ 44,570	$ 22,869	$ 44,570

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at June 30, 2004
(All figures are in thousands of US dollars, except per share disclosure and where otherwise indicated)
(Unaudited)

These consolidated interim financial statements of CryptoLogic Inc. (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as were used for the audited consolidated financial statements for the year ended December 31, 2003. These consolidated interim financial statements do not contain all annual disclosures required by GAAP and, as such, should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2003, as set out in the 2003 Annual Report.

1.     Stock Option Plan

In accordance with the guidelines of the Canadian Institute of Chartered Accountants, the Company has expensed the costs of all stock option grants issued on or after January 1, 2003. The fair value of the options granted in 2003 and 2004 was made using the Black-Scholes option pricing model under the following weighted assumptions:

	2004	2003
Dividend yield	0.75%	0.75%
Risk-free rate	2.75%	2.75%
Expected volatility	50.0%	50.0%
Expected life of options in years	5.0	5.0

The estimated fair value of options is recorded over the vesting period of the options. The cost of stock options of $274 in Q2 2004 (Q2 2003: $104) is included in operating costs. Consideration paid by employees on the exercise of stock options is credited to share capital.

The impact of expensing stock options on earnings is as follows:

	Three months ended		Six months ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

	('000)	('000)	('000)	('000)
Stock options expense	$ 274	$ 104	$ 537	$ 162

Stock options expense (per share):
Basic	$ 0.02	$ 0.01	$ 0.04	$ 0.01
Diluted	$ 0.02	$ 0.01	$ 0.04	$ 0.01

1.      Stock Option Plan (continued)

For the year ended December 31, 2002, no compensation cost was recorded on the grant of stock options during that year. In accordance with the transitional provisions of the accounting guideline, additional pro forma disclosure is presented as if the fair value method of accounting had been used to account for stock options. The fair value of the options granted was made using the Black-Scholes option pricing model under the following weighted assumptions:

Dividend yield	--
Risk-free rate	2.0%
Expected volatility	100.0%
Expected life of options in years	5.0

Had compensation expense been determined based on the fair value of the employee stock option awards for 2002 grants at the grant dates in accordance with the new recommendations, the Company’s earnings and earnings per share would have been changed to the following pro forma amounts:

	Three months ended June 30,				Six months ended June 30,

	2004		2003		2004		2003

	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma	As reported	Pro forma

	('000)	('000)	('000)	('000)	('000)	('000)	('000)	('000)

Earnings	$ 3,197	$ 3,073	$ 2,479	$ 2,252	$ 7,018	$ 6,710	$ 4,252	$ 3,840

Earnings per share:
Basic	$ 0.25	$ 0.24	$ 0.20	$ 0.18	$ 0.55	$ 0.52	$ 0.35	$ 0.31
Diluted	$ 0.23	$ 0.22	$ 0.20	$ 0.18	$ 0.52	$ 0.50	$ 0.35	$ 0.31

2.     Capital Stock

Authorized:
Unlimited common shares

Issued and Outstanding:

	Common Shares		Series F Warrants		Total
	Issued	Stated Value	Issued	Stated Value	Stated Value

	('000)		('000)		('000)

Balance, December 31, 2002	12,206	$10,448	30	$272	$10,720
Exercise of stock options	94	630	--	--	630

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350

Balance, December 31, 2003	12,300	$11,078	30	$272	$11,350
Exercise of stock options	764	6,361	--	--	6,361

Balance, June 30, 2004	13,064	$17,439	30	$272	$17,711

3.     Comparative Figures

Certain of the prior year’s figures have been reclassified for consistency with the current presentation, and reflect the expensing of stock options effective January 1, 2003.